SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                  Radius, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   750470205
                                 (CUSIP Number)

                            Michael M. Sullivan, Esq.
                          Secretary & Corporate Counsel
                                SCI Systems, Inc.
                                  P.O. Box 1000
                            Huntsville, Alabama 35807
                                 (302) 998-0572
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).









CUSIP No. 750470205                      13D



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SCI Systems, Inc.      I.R.S. Identification Number:  63-0583436

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]    (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS      OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware


                NUMBER OF         7    SOLE VOTING POWER
                 SHARES                       -0-
              BENEFICIALLY        8    SHARED VOTING POWER
                OWNED BY                  2,634,200 shares (See Items 4 and 5.)
                  EACH            9    SOLE DISPOSITIVE POWER
                REPORTING                     -0-
               PERSON WITH       10    SHARED DISPOSITIVE POWER
                                          2,634,200 shares (See Items 4 and 5.)



   11     AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON
                       2,634,200 shares (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.84% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON
                                    CO



CUSIP No. 750470205                    13D



   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SCI Technology, Inc.      I.R.S. Identification Number:

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]   (b)

   3      SEC USE ONLY

   4      SOURCE OF FUNDS      OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   6      CITIZENSHIP OR PLACE OF ORGANIZATION          Alabama


                NUMBER OF         7    SOLE VOTING POWER
                 SHARES                        -0-
              BENEFICIALLY        8    SHARED VOTING POWER
                OWNED BY                  2,634,200 shares (See Items 4 and 5.)
                  EACH            9    SOLE DISPOSITIVE POWER
                REPORTING                      -0-
               PERSON WITH       10    SHARED DISPOSITIVE POWER
                                          2,634,200 shares (See Items 4 and 5.)



   11     AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON
                        2,634,200 shares (See Items 4 and 5.)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.84% (See Items 4 and 5.)

   14     TYPE OF REPORTING PERSON
                                       CO







     The Statement of Beneficial Ownership on Schedule 13D of SCI Systems, Inc. and SCI Technology, Inc. relating to the Common Stock (as hereinafter defined), as previously amended, is hereby amended in its entirety to read in its entirety as follows:

Item 1.  Security and Issuer

         This statement relates to the Common Stock, No Par Value (the "Common Stock"), of Radius, Inc., a California corporation having its principal executive office at 215 Moffett Park Drive, Sunnydale, California 94089 (the "Company").

Item 2.  Identity and Background.

         This statement is being filed by each of:

         (i) SCI Systems, Inc. ("SCI"), a Delaware corporation whose principal business is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government; and

         (ii) SCI Technology, Inc., an Alabama corporation and a subsidiary of SCI whose principal business is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government ("SCI Technology").

         SCI and SCI Technology are collectively referred to herein as the "Holders." The business address and principal place of business of each of the Holders is 2101 West Clinton Avenue, Huntsville, Alabama 35805. The Holders constitute a "group" (the "Group") for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Common Stock and the Rights (as defined in Item 3 herein) reported herein as beneficially owned by any of SCI or SCI Technology.

         The directors and executive officers of each of SCI and SCI Technology are as follows:

         (i) Olin B. King, an individual and a United States citizen ("Mr. King"), is the Chairman of the Board of Directors, a Director, and the Chief Executive Officer of SCI. Mr. King also is a Director and the Chief Executive Officer of SCI Technology. The principal business of each of SCI and SCI Technology is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI, SCI Technology, and Mr. King is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (ii) A. Eugene Sapp, an individual and a United States citizen, is a Director and the President of SCI ("Mr. Sapp"). Mr. Sapp also is a Director and the President of SCI Technology. The principal business of each of SCI and SCI Technology is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI, SCI Technology, and Mr. Sapp is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (iii) Howard H. Callaway, an individual and a United States citizen, is a Director of SCI ("Mr. Callaway"). Mr. Callaway's principal occupation is to serve as the Chief Executive Officer of Crested Butte Mountain Resort, Inc. and as the Chairman of Callaway Gardens Resort, Inc. The principal business of Crested Butte Mountain Resort, Inc. and Callaway Gardens Resort, Inc. is to own and operate vacation resorts. The business address of each of Mr. Callaway and Callaway Gardens Resort, Inc. is c/o Callaway Gardens, U.S. Highway 27, Pine Mountain, Georgia 31822. The business address of Crested Butte Mountain Resort, Inc. is 500 Gothic Road, Mount Crested Butte, Colorado 81225.

         (iv) William E. Fruhan, an individual and a United States citizen, is a Director of SCI ("Mr. Fruhan"). Mr. Fruhan's principal occupation is to serve as a Professor of Business Administration at the Graduate School of Business of Harvard University. Harvard University is an institution of higher education. The business address of Mr. Fruhan is Harvard University, Harvard University Business School, Morgan Hall #487, Boston, Massachusetts. The business address of the Graduate School of Business of Harvard University Business School is Harvard University Business School, Boston, Massachusetts.

         (v) Wayne Shortridge, an individual and a United States citizen, is a Director of SCI. Mr. Shortridge's principal occupation is to serve as a Partner in the law firm of Paul, Hastings, Janofsky & Walker. The business address of Mr. Shortridge and the office of Paul, Hastings, Janofsky & Walker in which he works is Suite 2400, 600 Peachtree Street, N.E., Atlanta, Georgia 30303.

         (vi) Mr. G. Robert Tod, an individual and a United States citizen, is a Director of SCI. Mr. Tod's principal occupation is to serve as the President of CML Group, Inc., a specialty marketing company. The business address of each of Mr. Tod and CML Group, Inc. is 524 Main Street, Acton, Massachusetts 01720.

         (vii) Ms. Jackie M. Ward, an individual and a United States citizen, is a Director of SCI ("Ms. Ward"). Ms. Ward's principal occupation is to serve as the Chief Executive Officer of Computer Generation Incorporated, a provider of turn-key communications products and data processing services to U.S. and international markets. The business address of each of Ms. Ward and Computer Generation Incorporated is Building G - 4th floor, 5775 Peachtree Dunwoody Road, Atlanta, Georgia 30342.

         (viii) Mr. Richard A. Holloway, an individual and a United States citizen, is a Senior Vice President, Government Division, of SCI ("Mr. Holloway"). The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Holloway is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (ix) Mr. David F. Jenkins, an individual and a United States citizen, is a Senior Vice President, Commercial Division, Western Region, of SCI ("Mr. Jenkins"). The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Jenkins is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (x) Mr. Jeffrey L. Nesbitt, an individual and a United States citizen, is a Senior Vice President, Commercial Division, Eastern Region, of SCI ("Mr. Nesbitt"). The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Nesbitt is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (xi) Mr. Peter M. Scheffler, an individual and a United States citizen, is a Senior Vice President, Commercial Division, Asian Region, of SCI ("Mr. Scheffler"). The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Scheffler is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (xii) Mr. Jerry F. Thomas, an individual and a United States citizen, is a Senior Vice President, Commercial Division, Central Region, of SCI ("Mr.
Thomas").   The  principal  business  of  SCI  is  the  design,  manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Thomas is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (xiii) Mr. Alexander A.C. Wilson, an individual and a United States citizen, is a Senior Vice President, Commercial Division, European Region, of SCI ("Mr. Wilson"). The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Wilson is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         (xiv) Mr. Michael M. Sullivan, an individual and a United States citizen, is the Secretary and a Director of SCI Technology ("Mr. Sullivan").
Mr. Sullivan's principal occupation is serving as the Secretary and Corporate Counsel of SCI. The principal business of SCI is the design, manufacture, marketing, distribution, and servicing of electronic products principally for the computer, aerospace, defense, telecommunications, medical, and entertainment industries as well as the United States Government. The business address of each of SCI and Mr. Sullivan is 2101 West Clinton Avenue, Huntsville, Alabama 35805.

         Mr. King, Mr. Sapp, Mr. Callaway, Mr. Fruhan, Mr. Shortridge, Mr. Tod, Ms. Ward, Mr. Holloway, Mr. Jenkins, Mr. Scheffler, Mr. Nesbitt, Mr. Thomas, Mr. Wilson, and Mr. Sullivan are collectively referred to herein as the "Executive Officers and Directors." Each of the Executive Officers and Directors disclaims beneficial ownership of any of the Common Stock or the Rights (as hereinafter defined).

         During the last five years, neither SCI, SCI Systems, nor any of the Executive Officers and Directors has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration

         As more fully described in Item 4 herein, SCI Technology acquired 9,719,200 shares of the Common Stock (the "Shares") and rights (the "Rights") to receive an additional 2,958,017 shares of Common Stock (the "Rights Shares") in the event that the Company's Series A Convertible Preferred Stock, No Par Value (the "Series A Preferred Stock"), is converted into Common Stock of the Company, as more fully described in Item 4 below, pursuant to a plan of the Company (the "Plan"), in satisfaction of claims of $12,282,885 (the "Claims"). The Plan is set forth in (i) a Term Sheet, executed in July 1996 by the Company, IBM Credit Corporation ("IBM Credit"), and The Unofficial Creditors Committee (the "Committee") of Radius, Inc. (the "Term Sheet"); (ii) a letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by the Company, IBM Credit, and the Committee, which contained additional terms and conditions of the Plan (the "Cover Letter"); and (iii) an Addendum To Term Sheet, executed in July 1996, among the Company, IBM Credit, and the Committee, which changed certain terms of the Plan (the "Addendum"). SCI is a member of the Committee. The Term Sheet is attached as Exhibit 1 hereto; the Cover Letter is attached as Exhibit 2 hereto; and the Addendum is attached as Exhibit 3 hereto; and the description of the Plan set forth herein is qualified in its entirety by reference thereto. SCI Technology has been a significant supplier of the Company, and the Claims were incurred by the Company as a result of its purchases of graphics cards from SCI Technology in the past.


Item 4.  Purpose of Transaction

         The Company has informed the Holders that, as of June 30, 1996, it had a negative net worth, was delinquent in its accounts payable, and that several vendors had initiated legal action to collect allegedly delinquent accounts and at least two vendors had orally threatened the Company with initiation of insolvency or bankruptcy proceedings. The Company has informed the Holders that, as a result, the Company established the Committee, which is comprised of eight of the Company's larger unsecured creditors, in an effort to resolve its delinquent accounts payable, capital deficiency, and creditor litigation issues outside of insolvency or bankruptcy proceedings. SCI is a member of the Committee. The Company has informed the Holders that the Company, the Committee and IBM Credit agreed to the Plan, pursuant to which, among other things, (i) IBM Credit received the Series A Preferred Stock in satisfaction of $3 million of the Company's approximately $26.4 million secured indebtedness to IBM Credit and in consideration of the restructuring of its loan with the Company, plus warrants to purchase 600,000 shares of Common Stock, and (ii) the Company's unsecured creditors received either shares of Common Stock or, in the case of certain creditors, a discounted cash payment, in satisfaction of certain claims. The Company has informed the Holders that, pursuant to the Plan, unsecured creditors received 36,294,198 shares of Common Stock, or 60% of the outstanding Common Stock after consummation of the Plan. The Company has informed the Holders that an increase in the authorized number of shares of Common Stock was necessary to implement the Plan, and that the Company obtained shareholder approval for such increase at a special meeting of shareholders on August 27, 1996. SCI received the Shares upon consummation of the Plan on September 12, 1996 pursuant to a Subscription Agreement, dated August 27, 1996, between SCI Systems, Inc. and the Company (the "Subscription Agreement"). A copy of the Subscription Agreement is attached as Exhibit 4 hereto, and the description of the Subscription Agreement set forth herein is hereby qualified in its entirety by reference thereto.

         The Company has informed the Holders that a portion of the Series A Preferred Stock is automatically convertible into shares of Common Stock at any time which is 90 days after the effective date of the Registration Statement (as defined in Item 6 herein), if (i) the Registration Statement is in effect and the use of the prospectus contained therein has not then been suspended, and
(ii) if the trading price of the Common Stock exceeds, for a period of 15 consecutive trading days, a price per share equal to $0.815 and a registration statement with respect to the Common Stock issuable upon conversion of such securities is in effect. The Company has informed the Holders that the Registration Statement covers the Common Stock issuable upon such conversion and was declared effective by the Securities and Exchange Commission on November 12, 1996.

         The Company has informed the Holders that the unsecured creditors received rights to receive an aggregate of 11,046,060 additional shares of the Common Stock in the event that the Series A Preferred Stock is converted into Common Stock so that the number of shares of Common Stock received by such unsecured creditors continues to represent 60% of the outstanding Common Stock after such conversion. SCI received the Rights upon consummation of the Plan on September 12, 1996.

         Each of the Holders so holds its direct or indirect interest, as the case may be, in the Shares and the Rights for investment purposes.

         As more fully discussed in Item 6 herein, the Holders disposed of (1) 1,500,000 of the Shares on November 19, 1996, (2) 700,000 of the Shares on November 20, 1996, (3) 200,000 of the Shares on November 21, 1996, (4) 100,000
of the Shares on November 22, 1996, (5) 100,000 of the Shares on November 27, 1996, (6) 100,000 of the Shares on December 3, 1996, (7) 100,000 of the Shares on December 5, 1996, (8) 100,000 of the Shares on December 6, 1996, (9) 250,000
of the Shares on December 10, 1996, (10) 250,000 of the Shares on December 12, 1996, (11) 310,000 of the Shares on December 16, 1996, (12) 50,000 of the Shares
on December 17, 1996, (13) 100,000 of the Shares on December 19, 1996, (14) 100,000 of the Shares on December 20, 1996, (15) 125,000 of the Shares on December 23, 1996, (16) 125,000 of the Shares on December 24, 1996, (17) 100,000
of the Shares on December 26, 1996, (18) 125,000 of the Shares on December 27, 1996, (19) 150,000 of the Shares on December 30, 1996, (20) 150,000 of the
Shares on December 31, 1996, (21) 100,000 of the Shares on January 2, 1997, (22) 150,000 of the Shares on January 8, 1997, (23) 300,000 of the Shares on January 13, 1997, (24) 100,000 of the Shares on January 15, 1997, (25) 250,000 of the
Shares on January 16, 1997, (26) 100,000 of the Shares on January 17, 1997, (27) 150,000 of the Shares on January 21, 1997, (28) 300,000 of the Shares on January 22, 1997, (29) 100,000 of the Shares on January 24, 1997, (30) 100,000 of the
Shares on January 27, 1997, (31) 100,000 of the Shares on January 29, 1997, (32) 100,000 of the Shares on January 31, 1997, (33) 100,000 of the Shares on February 4, 1997, (34) 100,000 of the Shares on February 7, 1997, (35) 200,000
of the Shares on February 11, 1997 and (36) 100,000 of the Shares on February 25, 1997, in each case to a market maker for the Common Stock on the NASDAQ Small Cap Market and in response to market conditions and prices for the Common Stock. The Holders intend to dispose of the remainder of the Shares, and may consider disposing of the Rights, and when issued, the Rights Shares, when lawful at any time and from time to time, depending upon market conditions and prevailing prices for the Common Stock. The Holders have no plan or proposal, other than as described herein, which may relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Holder reserves the right to adopt other plans or proposals in the future.

Item 5.  Interest in Securities of Issuer

         As more fully discussed in Item 4 herein, at the close of business on February 25, 1997, each of the Holders beneficially owned the same 2,634,200 shares of the Common Stock, which represents approximately 4.84% of the shares of the Common Stock outstanding on such date, and beneficially owned the same rights to receive an additional 2,958,017 shares of Common Stock upon the conversion of the Series A Preferred Stock into Common Stock as more fully described in Item 4 above. As more fully discussed in Item 4 herein, the Holders share power to vote, and to direct the voting of, and shares power to dispose of, and to direct the disposition of, the Shares and the Rights.

         The Company has informed the Holders that a portion of the Series A Preferred Stock is automatically convertible into shares of Common Stock at any time which is 90 days after the effective date of the Registration Statement, if
(i) the Registration Statement is in effect and the use of the prospectus contained therein has not then been suspended, and (ii) if the trading price of the Common Stock exceeds, for a period of 15 consecutive trading days, a price per share equal to $0.815 and a registration statement with respect to the Common Stock issuable upon conversion of such securities is in effect. The Company has informed the Holders that the Registration Statement covers the Common Stock issuable upon such conversion and was declared effective by the Securities and Exchange Commission on November 12, 1996. The Company has informed the Holders that the unsecured creditors received rights to receive an aggregate of 11,046,060 additional shares of the Common Stock in the event that the Series A Preferred Stock is converted into Common Stock so that the number of shares of Common Stock received by such unsecured creditors continues to represent 60% of the outstanding Common Stock after such conversion. SCI received the Rights upon consummation of the Plan on September 12, 1996. Pursuant to the rules of the Securities and Exchange Commission, therefore, the Holders will also be deemed to be the beneficial owners of the Rights Shares at any time after December 12, 1996 when the trading price of the Common Stock exceeds, for a period of 15 consecutive trading days, a price per share equal to $0.815 if the Registration Statement or another registration statement with respect to the Common Stock issuable upon conversion of such securities is then in effect. Were such event to occur on the date hereof, the Holders would share voting and disposition power with respect to the Rights Shares.


         During the last five years, none of the Holders have been convicted in a criminal proceeding, nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         SCI and SCI Technology sold (1) 1,500,000 of the Shares for a price of $0.4375 per share on November 19, 1996, (2) 500,000 of the Shares for a price of $0.53125 per share on November 20, 1996, (3) 200,000 of the Shares for a price of $0.6875 per share on November 20, 1996, (4) 200,000 of the Shares for a price of $0.8125 per share on November 21, 1996, (5) 100,000 of the Shares for a price of $0.8125 per share on November 22, 1996, (6) 100,000 of the Shares for a price of $0.8125 per share on November 27, 1996, (7) 100,000 of the Shares for a price of $.80 per share on December 3, 1996, (8) 100,000 of the Shares for a price of $0.70 per share on December 5, 1996, (9) 100,000 of the Shares for a price of $0.6875 per share on December 6, 1996, (10) 250,000 of the Shares for a price of $0.59375 per share on December 10, 1996, (11) 250,000 of the Shares for a price of $0.54 per share on December 12, 1996, (12) 310,000 of the Shares for a price of $0.5463 per share on December 16, 1996, (13) 50,000 of the Shares for a price of $0.625 per share on December 17, 1996, (14) 100,000 of the Shares for a price of $0.5625 per share on December 19, 1996, (15) 100,000 of the Shares for a price of $0.53125 per share on December 20, 1996, (16) 125,000 of the Shares for a price of $0.5313 per share on December 23, 1996, (17) 125,000 of the Shares for a price of $0.50 per share on December 24, 1996, (18) 100,000 of the Shares for a price of $0.50 per share on December 26, 1996, (19) 125,000 of the Shares for a price of $0.50 per share on December 27, 1996, (20) 150,000 of the Shares for a price of $0.47 per share on December 30, 1996, (21) 150,000 of the Shares for a price of $0.484375 per share on December 31, 1996, (22) 100,000 of the Shares for a price of $0.50 per share on January 2, 1997, (23) 150,000 of the Shares for a price of $0.50 per share on January 8, 1997, (24) 300,000 of the Shares for a price of $0.46875 per share on January 13, 1997, (25) 100,000 of the Shares for a price of $0.46875 per share on January 15, 1997, (26)
250,000 of the Shares for a price of $0.40 per share on January 16, 1997, (27) 100,000 of the Shares for a price of $0.375 per share on January 17, 1997, (28) 150,000 of the Shares for a price of $0.344 per share on January 21, 1997, (29) 100,000 of the Shares for a price of $0.343875 per share on January 22, 1997,
(30) 100,000 of the Shares for a price of $0.3750 per share on January 22, 1997,
(31) 100,000 of the Shares for a price of $0.4063 per share on January 22, 1997,
(32)  50,000 of the Shares for a price of $0.50 per share on January  24,  1997,
(33) 50,000 of the Shares for a price of $0.4375 per share on January 24,  1997,
(34) 100,000 of the Shares for a price of $0.4375 per share on January 27, 1997,
(35) 100,000 of the Shares for a price of $0.46875 per share on January 29 , 1997, (36) 100,000 of the Shares for a price of $0.40625 per share on January 31, 1997, (37) 100,000 of the Shares for a price of $0.40 per share on February 4, 1997, (38) 100,000 of the Shares for a price of $0.40 per share on February 7, 1997, (39) 200,000 of the Shares for a price of $0.4063 per share on February 11, 1997 and (40) 100,000 of the Shares for a price of $0.35 per share on February 25, 1997, in each case to a market maker for the Common Stock on the NASDAQ Small Cap Market and in response to market conditions and prices for the Common Stock. The Holders intend to dispose of the remainder of the Shares, and may consider disposing of the Rights, and when issued, the Rights Shares, when lawful at any time and from time to time, depending upon market conditions and prevailing prices for the Common Stock. Except as set forth above, none of the Holders beneficially owns any shares of the Common Stock or has effected any transaction in the Common Stock during the sixty days preceding this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company and SCI are parties to a Registration Rights Agreement, dated as of August 30, 1996, by and between the Company and SCI (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is attached as Exhibit 5 hereto, and the description of the Registration Rights Agreement set forth herein is hereby qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, the Company is obligated, among other things, to prepare and file with the Securities and Exchange Commission a registration statement for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended covering, among other things, the Shares and the shares of Common Stock issuable upon exercise of the Rights on or before September 22, 1996. Pursuant to the Registration Rights Agreement, the Company is obligated to use its best efforts to have such registration statement declared effective on or before November 12, 1996 and to keep such registration statement effective until the earlier of September 12, 1998, subject to the occurrence of certain events. The Company has informed the Holders that such a registration statement (the "Registration Statement") was filed with the Securities and Exchange Commission on September 20, 1996 but has not yet been declared effective by the Securities and Exchange Commission.

         As a part of the Plan, certain shares of Common Stock attributable to disputed creditor claims are to be held in trust until such disputed claims are resolved pursuant to a Creditor Trust Agreement dated as of August 23, 1996, by and between Radius, Inc. and the Committee (the "Creditor Trust Agreement"). A copy of the form of the Creditor Trust Agreement is attached as Exhibit 6 hereto, and the description of the Creditor Trust Agreement set forth herein is qualified in its entirety by reference thereto.

         Except as otherwise described herein, none of the Holders is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits

1. Term Sheet, executed in July, 1996, between Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.

2. Letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.

3. Addendum To Term Sheet, executed in July 1996, among Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc.

4. Subscription Agreement, dated August 27, 1996, by and between Radius, Inc. and SCI Systems, Inc.

5. Registration Rights Agreement, dated as of August 30, 1996, between Radius, Inc. and SCI Systems, Inc.

6. Form of Creditor Trust Agreement dated as of August 23, 1996, by and between Radius, Inc. and the Unofficial Creditors Committee of Radius, Inc.

7. Joint Filing Agreement, dated as of October 8, 1996, between and among SCI Systems, Inc. and SCI Technology, Inc.

8. Joint Filing Agreement, dated as of November 20, 1996, between and among SCI Systems, Inc., SCI Technology, Inc., and Michael W. Ledbetter.

9. Joint Filing Agreement, dated as of March 5, 1997 between and among SCI Systems, Inc. and SCI Technology, Inc.





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: March 5, 1997                        SCI SYSTEMS, INC.


                                            By: /s/ Michael M. Sullivan
                                               -------------------------
                                            Name:  Michael M. Sullivan
                                            Title: Secretary


                                            SCI TECHNOLOGY, INC.


                                            By: /s/ Michael M. Sullivan
                                               ------------------------
                                            Name:  Michael M. Sullivan
                                            Title: Secretary






                                  EXHIBIT INDEX


Exhibit                                                             Sequential
Number                       Exhibit Description                    Page Number

1 Term Sheet, executed in July, 1996, between Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc. (*)

2 Letter, dated July 11, 1996, from L. Morris Dennis to Garrett L. Cecchini and Harvey S. Schochet, and agreed to by Radius, Inc., IBM Credit Corporation, and the Unofficial Creditors Committee of Radius, Inc. (*)

3 Addendum To Term Sheet, executed in July 1996, among Radius, Inc., IBM Credit Corporation, and the
                  Unofficial Creditors Committee of Radius, Inc. (*)

4 Subscription Agreement, dated August 27, 1996, by and between Radius, Inc. and SCI Systems, Inc. (*)

5 Registration Rights Agreement, dated as of August 30, 1996, between Radius, Inc. and SCI Systems, Inc. (*)

6 Form of Creditor Trust Agreement dated as of August 23, 1996, by and between Radius, Inc. and the Unofficial Creditors Committee of Radius, Inc. (*)

7 Joint Filing Agreement, dated as of October 8, 1996, between and among SCI Systems, Inc. and SCI Technology, Inc. (*)

8 Joint Filing Agreement, dated as of November 20, 1996, between and among SCI Systems, Inc., SCI Technology, Inc., and Michael
                  W. Ledbetter. (*)

9 Joint Filing Agreement, dated as of March 5, 1997, between and among SCI Systems, Inc. and SCI Technology, Inc.

* Incorporated by reference herein to Schedule 13D, Exhibit of same number, filed on October 16, 1996